UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

BBB Foods Inc. Announces the Filing of its Annual Report

on Form 20-F for Fiscal Year 2025

Mexico City, Mexico, April 2, 2026 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2026 and is available on Tiendas 3B’s website at https://www.investorstiendas3b.com and on the SEC’s website at www.sec.gov.

Investors can receive a printed copy of the Annual Report on Form 20-F, including the Company's audited financial statements, free of charge upon request by contacting Joaquin Ley at ir@tiendas3b.com.

About TIENDAS 3B

BBB Foods Inc., a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB.”

For more information, please visit: https://www.investorstiendas3b.com.

Investor Relations Contact

Joaquin Ley

ir@tiendas3b.com

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer